                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [FEE REQUIRED]

         For the year ended December 31, 1996

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from____________________ to ________________________

Commission file number:  0-14399


                           (Name and Address of Plan)

                  Penn Corporation Comprehensive Security Program
                   850 Third Avenue, New York, New York 10022
        Registrant's telephone number including area code: (212) 583-6700


                          (Name and Address of Issuer)

                     Golden Books Family Entertainment, Inc.
                   850 Third Avenue, New York, New York 10022





This document consists of 24 pages. The Exhibit Index begins on page 20.

                               Penn Corporation
                        Comprehensive Security Program

                             Financial Statements


                    Years ended December 31, 1996 and 1995


                                   CONTENTS

Report of Independent Auditors..............................................1

Financial Statements

Statements of Net Assets Available for Plan Benefits........................2
Statements of Changes in Net Assets Available for Plan Benefits.............4
Notes to Financial Statements...............................................6

All funds of the Plan are held in a Master Trust. As a result, supplemental schedules are omitted because they are inapplicable under the Department of Labor's Rules and Regulations.

                        Report of Independent Auditors

The Board of Directors and Shareholders
Penn Corporation
    Comprehensive Security Program

We have audited the accompanying statement of net assets available for plan benefits of the Penn Corporation Comprehensive Security Program (the Plan) as of December 31, 1996, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 31, 1995, were audited by other auditors whose report dated April 26, 1996, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan at December 31, 1996, and changes in its net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                    ERNST & YOUNG LLP

June 27, 1997

                                              Penn Corporation

                                       Comprehensive Security Program

                            Statements of Net Assets Available for Plan Benefits

                                              December 31, 1996

                                         Parent       Guaranteed       Putnam       Putnam Global   Putnam       Putnam New
                                         Company        Income       Growth and        Growth      Investors    Opportunities
                                       Stock Fund      Contracts     Income Fund        Fund         Fund           Fund
                                      ---------------------------------------------------------------------------------------
ASSETS
Investment funds                          $     -       $       -      $547,371       $263,660     $298,805      $623,195
Guaranteed income contracts                     -        947,279              -              -            -             -
Parent Company stock                       49,647              -              -              -            -             -
Loans receivable from participants              -              -              -              -            -             -
                                      ---------------------------------------------------------------------------------------
                                           49,647        947,279        547,371        263,660      298,805       623,195
Receivables:
   Employer contribution receivable           407         21,567         24,382         15,135       13,092        38,195
   Employee contribution receivable            58          2,595          4,007          3,238        2,307         7,013
                                      ---------------------------------------------------------------------------------------
Total assets                               50,112        971,441        575,760        282,033      314,204       668,403

LIABILITIES
Payable to Third parties                        -          4,132              -              -            -             -
                                      ---------------------------------------------------------------------------------------
Net assets available for benefits         $50,112       $967,309       $575,760       $282,033     $314,204      $668,403
                                      =======================================================================================


                                          George
                                        Putnam Fund     Loan
                                        of Boston       Fund          Total
                                      -------------------------------------------
ASSETS
Investment funds                         $238,358       $      -    $1,971,389
Guaranteed income contracts                     -              -       947,279
Parent Company stock                            -              -        49,647
Loans receivable from participants              -        104,452       104,452
                                      -------------------------------------------
                                          238,358        104,452     3,072,767
Receivables:
   Employer contribution receivable         8,793              -       121,571
   Employee contribution receivable         1,396              -        20,614
                                      -------------------------------------------
Total assets                              248,547        104,452     3,214,952

LIABILITIES
Payable to Third parties                        -              -         4,132
                                      -------------------------------------------
Net assets available for benefits        $248,547       $104,452    $3,210,820
                                      ===========================================

See accompanying notes.
2

                               Penn Corporation

                        Comprehensive Security Program

       Statements of Net Assets Available for Plan Benefits (continued)

                               December 31, 1995

ASSETS
Investment funds                                                    $  830,563
Guaranteed investment contracts                                      1,392,359
Parent Company stock                                                    31,405
Loans receivable from participants                                      81,580
Accrued income receivable                                                7,845
                                                                    ----------
                                                                     2,343,752
Receivables:
   Employer contribution receivable                                    117,741
   Employee contribution receivable                                     19,980
                                                                    ----------
Total assets                                                         2,481,473


LIABILITIES
Payable to third parties                                                 2,795
                                                                    ==========
Net assets available for benefits                                   $2,478,678
                                                                    ==========

See accompanying notes.

                               Penn Corporation

                        Comprehensive Security Program

        Statements of Changes in Net Assets Available for Plan Benefits

                         Year ended December 31, 1996

                                                                    Golden Books Family
                                                                    Entertainment, Inc.    Guaranteed       Putnam
                                      Conservative   Aggressive            Stock             Income       Growth and
                                      Equity Fund    Equity Fund           Fund             Contracts     Income Fund
                                     -----------------------------------------------------------------------------------
Interest and dividends                 $        -    $        -          $      -         $    117,794     $ 44,226
Appreciation (depreciation) on
   pooled investment accounts              3,679          7,913            23,349                    -       11,078
                                     -----------------------------------------------------------------------------------
Total investment income (loss)             3,679          7,913            23,349              117,794       55,304

Contributions:
   Employer                                    -              -               407               21,144       24,285
   Participants                           12,119         13,916             3,938               67,814       45,075
                                     -----------------------------------------------------------------------------------
                                          12,119         13,916             4,345               88,958       69,360
                                     -----------------------------------------------------------------------------------
Total additions                           15,798         21,829            27,694              206,752      124,664

Benefit payments                          18,701         41,849             3,642              239,755       10,472
Administrative expenses                        -              -                 -                4,265           55
                                     -----------------------------------------------------------------------------------
Total deductions                          18,701         41,849             3,642              244,020       10,527

Transfer of assets between funds        (186,214)      (255,620)          (40,056)          (1,228,220)     449,933
Transfer of assets (to) from other
   plans                                       -              -            19,004              344,036       11,690
                                     -----------------------------------------------------------------------------------
Net increase (decrease)                 (189,117)      (275,640)            3,000             (921,452)     575,760
Net assets available for benefits at
   beginning of year                     189,117        275,640            47,112            1,888,761            -
                                     -----------------------------------------------------------------------------------
Net assets available for benefits at
   end of year                         $       -     $        -          $ 50,112         $    967,309     $575,760
                                     ===================================================================================

                                      Putnam Global    Putnam        Putnam New    George Putnam
                                          Growth      Investors     Opportunities     Fund of         Loan
                                          Fund          Fund            Fund           Boston         Fund           Total
                                     -----------------------------------------------------------------------------------------
Interest and dividends                  $ 18,558       $ 35,019        $  4,876       $ 18,847    $    5,233      $  244,553
Appreciation (depreciation) on
   pooled investment accounts             (1,687)        (5,000)        (46,232)         4,364             -          (2,536)
                                     -----------------------------------------------------------------------------------------
Total investment income (loss)            16,871         30,019         (41,356)        23,211         5,233         242,017

Contributions:
   Employer                               14,685         12,628          36,903          8,793             -         118,845
   Participants                           31,857         28,480          73,848         18,717             -         295,764
                                     -----------------------------------------------------------------------------------------
                                          46,542         41,108         110,751         27,510             -         414,609
                                     -----------------------------------------------------------------------------------------
Total additions                           63,413         71,127          69,395         50,721         5,233         656,626

Benefit payments                           6,595          9,767          20,914         11,525         1,551         364,771
Administrative expenses                       18             22              66             28             -           4,454
                                     -----------------------------------------------------------------------------------------
Total deductions                           6,613          9,789          20,980         11,553         1,551         369,225

Transfer of assets between funds         225,233        230,367         597,489        197,689         9,399               -
Transfer of assets (to) from other
   plans                                       -         22,499          22,499         11,690        13,323         444,741
                                     -----------------------------------------------------------------------------------------
Net increase (decrease)                  282,033        314,204         668,403        248,547        26,404         732,142
Net assets available for benefits at
   beginning of year                           -              -               -              -        78,048       2,478,678
                                     -----------------------------------------------------------------------------------------
Net assets available for benefits at
   end of year                          $282,033       $314,204        $668,403       $248,547      $104,452      $3,210,820
                                     =========================================================================================

See accompanying notes.

                               Penn Corporation
                        Comprehensive Security Program

        Statements of Changes in Net Assets Available for Plan Benefits

                         Year ended December 31, 1995

                                               Aggressive      Parent       Interest
                               Conservative     Equity         Company    Accumulation
                                Equity Fund      Fund        Stock Fund       Fund       Loan Fund         Total
                               -------------------------------------------------------------------------------------
Interest                          $      -      $     58       $    416    $    99,852     $ 5,548      $  105,874
Dividends                            9,717        10,129              -              -           -          19,846
Appreciation (depreciation)         25,845        55,393        (12,280)             -           -          68,958
                               -------------------------------------------------------------------------------------
Total investment income (loss)
                                    35,562        65,580        (11,864)        99,852       5,548         194,678

Contributions:
   Employer                              -             -              -        114,127           -         114,127
   Participants                     44,220        48,126         14,684        170,087           -         277,117
Transfer of assets (to)
   from other funds                 (3,407)       12,270            393         (8,777)       (479)              -
                               -------------------------------------------------------------------------------------
Total additions                     76,375       125,976          3,213        375,289       5,069         585,922

Benefit payments                    90,035        73,876         25,188      1,583,565       9,074       1,781,738
Administrative expenses                275           401            245          5,330           -           6,251
                               -------------------------------------------------------------------------------------
Total deductions                    90,310        74,277         25,433      1,588,895       9,074       1,787,989
                               -------------------------------------------------------------------------------------
Net increase (decrease)            (13,935)       51,699        (22,220)    (1,213,606)     (4,005)     (1,202,067)

Net assets available for
   benefits at beginning
   of year                         203,052       223,941         69,332      3,102,367      82,053       3,680,745
                               -------------------------------------------------------------------------------------
Net assets available for
   benefits at end of year        $189,117      $275,640       $ 47,112    $ 1,888,761     $78,048      $2,478,678
                               =====================================================================================

See accompanying notes.

                               Penn Corporation
                        Comprehensive Security Program

                         Notes to Financial Statements

                               December 31, 1996



1. DESCRIPTION OF PLAN

The following description of the Penn Corporation Comprehensive Security Program (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan is a contributory defined contribution plan covering eligible employees of Penn Corporation (the Company), a wholly owned subsidiary of Golden Books Family Entertainment, Inc., formerly known as Western Publishing Group, Inc., on December 23, 1996, the Company was sold to Contempo Colours, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

An employee becomes a participant of the Plan on specified monthly entry dates after meeting the following requirements:

a. Is a salaried employee or a member of a group or class of employees to which the Plan has been extended by the Board of Directors or the employer, and

b. Is not a member of a collective bargaining unit of employees represented by a collective bargaining representative, except to the extent that an agreement between the participating company (employer) and such representative extends the Plan to such unit of employees; and

c.   Has completed one year of continuous employment (as defined in the Plan).

Participants, by means of authorized payroll deductions, may elect to make contributions to the Plan in amounts based on a percentage of compensation, as defined in the Plan. A participating employee's total contribution is limited to not less than 1% and not more than 16% of compensation. Income deferral contributions were limited to no more than $9,500 and $9,240 for 1996 and 1995, respectively, in accordance with the Internal Revenue Code (the Code).

                               Penn Corporation
                        Comprehensive Security Program

                   Notes to Financial Statements (continued)



1. DESCRIPTION OF PLAN (CONTINUED)

The Company contributes to the Plan 3% of the aggregate compensation of participants entitled to share in the contribution for that year. Employer contributions are reduced by any forfeitures. Forfeitures for 1996 and 1995 totaled $2,726 and $11,711, respectively.

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions and all or part of their account balances among any of the Plan's investment alternatives.

Interest, dividends and net realized and unrealized gains and losses on Plan investments are allocated to participants' accounts monthly based on their proportionate share of the applicable fund's assets.

If a participant's employment terminates for any reason other than retirement, disability or death, the participant is entitled to receive Plan Credits resulting from employer contributions which are then vested according to the following schedule:

                                                     Vested Percentage
  Years of Continuous                                   of Employer
        Employment                                 Contribution Account
  --------------------------------------------------------------------------

  Less than 1                                                  0%
  1 but less than 2                                           25
  2 but less than 3                                           50
  3 but less than 4                                           75
  4 or more                                                  100

Balance in a participant's income deferral contribution account and voluntary participant contribution account are fully vested at all times.

In the event of a participant's retirement, disability or death, Plan Credits not previously vested become fully vested and are not subject to forfeiture, and all Plan credits become immediately distributable in the manner described below.

                               Penn Corporation
                        Comprehensive Security Program

                   Notes to Financial Statements (continued)


1. DESCRIPTION OF PLAN (CONTINUED)

When a participant's employment terminates for any reason, all vested Plan Credits of the participant may be distributed to the participant or, in the event of death, to the beneficiary by one or both of the following methods:

a.    By a lump-sum distribution of any or all Plan Credits.

b. By applying the cash equivalent of any or all such Plan Credits towards the purchase of an annuity contract, subject to certain requirements, as defined in the Plan.

A participant may elect to defer distribution of vested Plan Credits until age 70-1/2.

No more often than once per quarter, a participant may elect to withdraw all or any portion of the net credit balance in the voluntary participant contribution account or rollover account. In addition, participants may borrow, up to certain limits, against their account balance. The loan must be repaid over a period not to exceed 60 months unless the proceeds were used for the purchase of a primary residence, in which case it must be repaid within 360 months. Generally, loan repayments are made by payroll deduction.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting.

INVESTMENTS

The Plan participates in investment accounts under the Western Publishing Group, Inc. Master Retirement Trust (the Master Trust). Investment income, realized gains and losses on investment transactions, expenses and investment appreciation or depreciation on assets held in the Master Trust are allocated monthly to each fund under the Plan based on its proportionate share of Master Trust assets. Plan participation in the Master Trust is adjusted monthly for withdrawals for benefit payments to Plan participants and annually for employer contributions made to the Plan.

                               Penn Corporation
                        Comprehensive Security Program

                   Notes to Financial Statements (continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION OF INVESTMENTS

Investments in the Master Trust pooled investment accounts and parent company stock are valued at fair value based on quoted redemption values on the last business day of the Plan year. Investments in guaranteed income contracts are valued at contract value. Contract value represents contributions made under the contract, plus interest, less benefit payments. This is a fully benefit responsive investment contract, as that terminology is defined in AICPA Statement of Position (SOP) No. 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." As such, these contracts will continue to be carried at contract value. Participant loans are valued at the remaining unpaid principal amount of the loans, which approximates fair value.

EXPENSES

Plan expenses, such as trustee fees, are paid by the Plan.

BENEFITS PAYABLE

Net assets available for benefits included benefits of $0 and $88,587 due to participants who have withdrawn from participation in the Plan as of December 31, 1996 and 1995, respectively.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                               Penn Corporation
                        Comprehensive Security Program

                   Notes to Financial Statements (continued)


3. INVESTMENTS IN MASTER TRUST

Assets held by the Master Trust, including a separate identification of those investments that represent 5% or more of the Master Trust's fair value of its total investments, at December 31, are as follows:

                                                                                1996             1995
                                                                         ---------------------------------
Investments in pooled investment funds, at fair value determined by quoted market price:
     Conservative Equity Fund (Evergreen Total Return Fund)                 $           -      $10,545,114
     Aggressive Equity Fund (Evergreen Fund)                                            -        9,909,884
     Bankers Trust Pyramid Directed Account Cash Fund                                   -       11,613,920
     Bankers Trust Pyramid Intermediate/Long-Term Bond Fund                             -        4,032,134
     Bankers Trust Pyramid Short/Intermediate Term Bond Fund                            -        4,029,000
     Bankers Trust Pyramid Equity Index Fund                                            -        4,025,762
     Bankers Trust Pyramid Discretionary Cash Fund                                      -              775

     Putnam Funds:
       George Putnam Fund*                                                      6,577,962                -
       Growth and Income Fund*                                                 13,275,325                -
       Investors Fund*                                                          7,510,088                -
       Global Growth Fund*                                                      5,362,965                -
       New Opportunities Fund*                                                 16,792,971                -
                                                                          ---------------------------------
                                                                               49,519,311       44,156,589
Less amounts allocated to other plans                                          47,547,922       43,326,026
                                                                          =================================
                                                                            $   1,971,389    $     830,563
                                                                          =================================













*Represents more than 5% of Master Trust total investments.
                                                                            10

                                                                                1996            1995
                                                                          ---------------------------------
Investments in guaranteed income contracts, at contract value:
   Principal Mutual Life Insurance Company
     Contract #GA4-6187-1, 5.5%                                              $          -      $6,056,993
   Principal Mutual Life Insurance Company
     Contract #GA4-6187-2, 5.5%                                                         -       3,255,475
   Principal Mutual Life Insurance Company
     Contract #GA4-6187-3, 5.5%                                                         -         285,613
   Principal Mutual Life Insurance Company
     Contract #GA4-6187-4, 5.5%                                                         -         292,362
   New York Life Insurance Company
     Contract #GA-06701-1, 5.47%                                                        -       3,033,171
   New York Life Insurance Company
     Contract #GA-06701-2, 5.47%                                                        -       1,557,061
   New York Life Insurance Company
     Contract #GA-06701-3-1, 5.47%                                                      -          90,145
   New York Life Insurance Company
     Contract #GA-06701-4, 5.47%                                                        -          51,088
   New York Life Insurance Company
     Contract #GA-06701-3-1, 6.40%*                                             4,739,091       5,765,430
   New York Life Insurance Company
     Contract #GA-06701-3-2, 6.40%                                              2,697,299       3,095,764
   New York Life Insurance Company
     Contract #GA-06701-3-3, 6.40%                                                 73,572          90,984
   New York Life Insurance Company
     Contract #GA-06701-3-4, 6.40%                                                 74,794          90,860
   Continental Assurance Company
     Contract #GP-13137-006, 6.05%*                                             5,407,145       6,463,809
   Continental Assurance Company
     Contract #GP-13137-016, 6.05%                                              4,187,693       4,408,975
   Continental Assurance Company
     Contract #GP-13137-026, 6.05%                                                195,310         216,837
   Continental Assurance Company
     Contract #GP-13137-036, 6.05%                                                263,779         263,718
   Hartford Life Insurance Company
     Contract #GA3-10145-AA, 5.94%*                                             6,416,004       7,110,444


*Represents more than 5% of Master Trust total investments.

                               Penn Corporation
                        Comprehensive Security Program

                   Notes to Financial Statements (continued)


3. INVESTMENTS IN MASTER TRUST (CONTINUED)

                                                                                1996            1995
                                                                          ---------------------------------
Investments in guaranteed income contracts, at contract value:
   Hartford Life Insurance Company
       Contract #GA3-10145-A, 5.94%                                            $1,927,949      $2,863,962
     Hartford Life Insurance Company
       Contract #GA3-10145-AZ, 5.94%                                              163,288          183,196
     Hartford Life Insurance Company
       Contract #GA3-10145-01, 5.94%                                               64,511           77,574
     Metropolitan Life Insurance Company
       Contract #GA-13981-069, 7.47%                                            3,473,282        8,841,704
     Metropolitan Life Insurance Company
       Contract #GA-13981-169, 7.47%                                            2,072,688        4,598,941
     Metropolitan Life Insurance Company
       Contract #GA-13981-269, 7.47%                                              225,148          485,141
     Metropolitan Life Insurance Company
       Contract #GA-13981-369, 7.47%                                              232,182          480,348
     Metropolitan Life Insurance Company
       Contract #A-13823-069, 6.63%                                               800,845        1,006,357
     Metropolitan Life Insurance Company
       Contract #A-13823-169, 6.63%                                               627,239          682,122
     Metropolitan Life Insurance Company
       Contract #A-13823-269, 6.63%                                                38,082           40,443
     Metropolitan Life Insurance Company
       Contract #A-13823-369, 6.63%                                                69,252           70,807
     Other Investments                                                            717,399                -
                                                                          ---------------------------------
                                                                               34,466,552       61,459,324
     Less amounts allocated to other plans                                     33,519,273       60,066,761
                                                                          ---------------------------------
                                                                            $     947,279     $  1,392,563
                                                                          =================================

                                                                            12

                               Penn Corporation
                        Comprehensive Security Program

                   Notes to Financial Statements (continued)


3. INVESTMENTS IN MASTER TRUST (CONTINUED)

Investments in the Golden Books Family Entertainment, Inc. stock, at
   fair value determined by quoted market price                              $1,731,958        $1,021,222
Less amounts allocated to other plans                                         1,682,311           989,817
                                                                        -----------------------------------
                                                                           $     49,647      $     31,405
                                                                        ===================================

Loans receivable from participants, at estimated fair value                  $3,027,117        $3,367,681
Less amounts allocated to other plans                                         2,922,665         3,286,101
                                                                        -----------------------------------
                                                                            $   104,452      $     81,580
                                                                        ===================================

Interest and dividend income earned by the Master Trust during 1996 and 1995 was as follows:

                                                                              1996              1995
                                                                         ---------------- -----------------
Interest and dividend income earned by the Master Trust                       $6,320,426       $5,283,748
Less amount allocated to other plans                                           6,075,873        5,158,028
                                                                         ----------------------------------
                                                                              $  244,553       $  125,720
                                                                         ==================================

                               Penn Corporation
                        Comprehensive Security Program

                   Notes to Financial Statements (continued)


4. NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF MASTER TRUST INVESTMENTS

During 1996 and 1995, the Master Trust's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value and were allocated to the Plan as follows:

                                                                     Net Realized and
                                                                        Unrealized
                                                                       Appreciation
                                                                     (Depreciation) in
                                                                     Fair Value During     Fair Value at
                                                                         the Year           End of Year
                                                                    -------------------------------------
Year ended December 31, 1996

Investments at fair value as determined by quoted market prices:
   Conservative Equity Fund (Evergreen Total Return Fund)               $    185,083       $           -
   Aggressive Equity Fund (Evergreen Fund)                                   244,399                   -
   Bankers Trust Pyramid Directed Account Cash Fund                                -                   -
   Bankers Trust Pyramid Intermediate/Long-Term Bond Fund                          -                   -
   Bankers Trust Pyramid Short/Intermediate Term Bond Fund                         -                   -
   Bankers Trust Pyramid Equity Index Fund                                         -                   -
   Bankers Trust Pyramid Discretionary Cash Fund                                   -                   -
   Putnam Funds:
     George Putnam Fund                                                      131,763           6,577,962
     Growth and Income Fund                                                  325,334          13,275,325
     Investors Fund                                                         (131,110)          7,510,088
     Global Growth Fund                                                      (39,872)          5,362,965
     New Opportunities Fund                                               (1,213,686)         16,792,971

Investments in the Golden Books Family Entertainment, Inc. stock,
   at fair value determined by quoted market price                           435,108           1,731,958
                                                                    ---------------------------------------
                                                                             (62,981)         51,251,269
Less amounts allocated to other plans                                        (60,445)         49,230,233
                                                                    ---------------------------------------
                                                                        $     (2,536)      $   2,021,036
                                                                    =======================================

                                                                            14

                               Penn Corporation
                        Comprehensive Security Program

                   Notes to Financial Statements (continued)


4. NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF MASTER TRUST INVESTMENTS (CONTINUED)

                                                                     Net Realized and
                                                                        Unrealized
                                                                       Appreciation
                                                                     (Depreciation) in
                                                                     Fair Value During     Fair Value at
                                                                         the Year           End of Year
                                                                    ---------------------------------------
Year ended December 31, 1995

Investments at fair value as determined by quoted market prices:
   Conservative Equity Fund (Evergreen Total Return Fund)                 $1,144,873         $10,545,114
   Aggressive Equity Fund (Evergreen Fund)                                 1,720,461           9,909,884
   Bankers Trust Pyramid Directed Account Cash Fund                                -          11,613,920
   Bankers Trust Pyramid Intermediate/Long-Term Bond Fund                          -           4,032,134
   Bankers Trust Pyramid Short /Intermediate Term Bond Fund                        -           4,029,000
   Bankers Trust Pyramid Equity Index Fund                                         -           4,025,862
   Bankers Trust Pyramid Discretionary Cash Fund                                   -                 775

Investments in the Golden Books Family Entertainment, Inc. stock,
   at fair value determined by quoted market price                          (188,673)          1,021,222
                                                                    ---------------------------------------
                                                                           2,676,661          45,177,811
Less amounts allocated to other plans                                      2,607,703          44,315,843
                                                                    ---------------------------------------
                                                                          $   68,958         $   861,968
                                                                    =======================================

5. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 20, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

                               Penn Corporation
                        Comprehensive Security Program

                   Notes to Financial Statements (continued)



6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                                    SIGNATURE


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's trustees have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


June 30, 1997                            Penn Corporation Comprehensive
                                           Security Program



                                         By: /s/ Philip Galanes
                                                Philip Galanes
                                                Member of Benefits Plan
                                                Administration Committee

EXHIBIT INDEX



Exhibit             Document Description
Number
------

23.1                Consent of Ernst & Young LLP
23.2                Consent of Deloite & Touche